Filed pursuant to Rule 425
                                  and deemed filed pursuant to Rule 14a-12

                                  Subject Company: Oriental Wave Holdings, Ltd. Filing Person: Dragon Pharmaceutical, Inc. File No.: 0-27937


Vancouver,  B.C., June 23, 2004 - Dragon  Pharmaceutical Inc. (TSX: DDD, OTC BB:
DRUG) announced today that it has learned that Dragon's stock has been traded on the Berlin-Bremen Stock Exchange without any prior knowledge from the Company. Based on the press releases from many other companies on the Over-the-counter Bulletin Board, we believe that many companies have encountered the same situation and are in the process of addressing it.

"Immediately upon learning of this fact, we have contacted the Berlin-Bremen Stock Exchange in Germany to inquire about the source of the trading of Dragon's stock on such exchange. Dragon's shareholders can be assured that the Company will investigate further to determine whether such trading of its stock on the Berlin-Bremen Stock Exchange has any impact on the Company and we will take appropriate action to make sure it is in the best interest of our shareholders." said Dr. Alexander Wick, Dragon's President and CEO.

About Dragon  Pharmaceutical Inc.
---------------------------------
Dragon Pharmaceutical Inc. is an international biopharmaceutical company headquartered in Vancouver, Canada, with a GMP production facility in Nanjing, China. Dragon's EPO is currently approved to treat anemia due to renal failure and surgery in 5 countries: China, India, Brazil, Egypt and Peru. Dragon is in final preparation to enter the European Union market and is in progress to obtain additional regulatory approvals throughout Central and Eastern Europe, Asia, Latin America, the Middle East and Africa. In addition, Dragon owns the worldwide licensing right, excluding China, for the recombinant G-CSF produced by Suzhou Zhongkai Bio-pharmaceuticals Company Limited, with which Dragon is actively developing its market potential outside of China.

Dragon Pharmaceutical Inc. announced entering into a definitive agreement to acquire Oriental Wave Holdings Ltd. The proposed acquisition is subject to a number of conditions including regulatory and shareholders' approval. If the proposed acquisition is consummated, the combined company will have diverse and proven product lines under 3 divisions: Pharma division for prescription and over-the-counter generic drugs, Chemical division for bulk pharmaceutical chemicals such as Clavulanic Acid, 7-ACA and sterilized bulk drugs and Biotech division for EPO and in-licensed G-CSF. For details, please refer to the press release on June 14, 2004 - "Dragon and Oriental Wave Announce the Signing of Definitive Agreement to Create a Competitive and Growth Oriented Pharmaceutical Company"

For further information, please contact Garry Wong (email: ir@dragonbiotech.com) at (604) 669-8817 or North American toll free at 1-877-388-3784 or visit our web site at www.dragonpharma.com or www.dragonbiotech.com.
          --------------------      ----------------------

Forward Looking Statement:
Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements, other than historical facts, included in this press release are forward-looking statements. Forward-looking statements are not guarantees of future performance. They involve risk, uncertainties and assumptions including risks discussed under "Risks Associated With Dragon Pharmaceutical" in the Company's annual report on Form 10-KSB, SEC File No.: 0- 27937 and other documents filed with the SEC. The Company does not undertake the obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances.

The foregoing may be deemed to be offering materials of Dragon and Oriental Wave in connection with their business combination pursuant to and subject to the conditions set forth in a Share Purchase Agreement dated June 11, 2004 among Dragon and the shareholders of Oriental Wave. This disclosure is being made in connection with Regulation of Takeovers and Security Holder Communications (Release Nos. 33-7760 and 34-42055) adopted by the Securities and Exchange Commission ("SEC") and Rule 14a-12 under the Securities Exchange Act of 1934, as amended. Dragon and Oriental Wave shareholders are urged to read the proxy statement/prospectus that Dragon will file with the SEC in connection with the proposed business combination because it will contain important information about Dragon, Oriental Wave and related matters. Dragon and its directors and executive officers may be deemed to be participants in Dragon's solicitation of proxies from Dragon shareholders in connection with the proposed business combination. Information regarding the participants and their security holdings can be found in Dragon's most recent Form 10-KSB filed with the SEC, which is available from the SEC and Dragon as described below, and the proxy statement/prospectus when it is filed with the SEC. After it is filed with the SEC, the proxy statement/prospectus will be available for free, both on the SEC web site (http://www.sec.gov) and from Dragon as follows:

Garry Wong
Dragon Pharmaceutical, Inc
1900 - 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9
Telephone: 1-877-388-3784 (North America Toll-free) or +1-604-669-8817

In addition to the proposed proxy statement/prospectus, Dragon files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by Dragon at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Dragon filings with the SEC are also available to the public from commercial document-retrieval services and on the SEC's web site at http://www.sec.gov.
   ------------------